Exhibit 3.7

CERTIFICATE OF AMENDMENT
OF
FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF

NEPHROS, INC.

The undersigned corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.	The name of the Corporation is Nephros, Inc.

2.
The amendment to the Corporation’s Fourth Amended and Restated Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, and has been approved by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

The Corporation’s Fourth Amended and Restated Certificate of Incorporation is hereby amended by deleting the text of Article IV, Section 2 in its entirety and replacing it with the following:

“Section 2. Capital Stock. The total authorized capital stock of the Corporation shall be: 95,000,000 shares, consisting of:

(i) 90,000,000 shares of Common Stock, $.001 par value per share (the “Common Stock”);

(ii) 5,000,000 shares of preferred stock, $.001 par value per share (collectively, the “Undesignated Preferred Stock”). Subject to any limitations set forth elsewhere in this Certificate of Incorporation, the shares of Undesignated Preferred Stock may be issued from time to time in one or more series. Subject to any limitations set forth elsewhere in this Certificate of Incorporation, the Board of Directors is hereby authorized, by adopting appropriate resolutions and causing one or more certificates of amendment to be signed, verified and delivered in accordance with the DGCL, to establish from time to time the number of shares to be included in such series, and to fix the powers, preferences and rights of, and the qualifications, limitations and restrictions granted to and imposed upon such Undesignated Preferred Stock. Such powers, preferences and rights of, and the qualifications, limitations and restrictions granted to and imposed upon such Undesignated Preferred Stock may include, but are not limited to, the fixing or alteration of the dividend rights, dividend rate, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Undesignated Preferred Stock, or any of them. In accordance with the authority hereby granted, the Board may increase or decrease the number of shares of any series of preferred stock, whether or not such preferred stock then constitutes Undesignated Preferred Stock, subsequent to the issuance of shares of that series; provided that any such increase shall be no greater than the total number of authorized shares of Undesignated Preferred Stock at such time, and no such decrease shall result in the number of authorized shares of such series being fewer than the number then outstanding. In case the number of shares of any series of preferred stock, other than Undesignated Preferred Stock, shall be so decreased, the shares constituting such decrease shall become Additional Undesignated Preferred Stock. Any shares of a series of preferred stock, which is designated pursuant to this clause (ii), that were issued but, thereafter, are no longer outstanding shall not resume the status of authorized and unissued shares of such series, but shall instead become authorized and unissued shares of Additional Undesignated Preferred Stock. Except as may otherwise be required by law or this Certificate of Incorporation, the terms of any series of Undesignated Preferred Stock may be amended without the consent of the holders of any other series of the Corporation’s preferred stock, or Common Stock.   Each twenty (20) of the issued and outstanding shares of Common Stock as of the time the certificate containing this amendment becomes effective (the ``Split Effective Time”), shall be combined and converted (the “Reverse Split”) automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall cause its transfer agent to disburse to such holders a cash payment in an amount equal to the product obtained by multiplying (i) a price equal to the average closing sales price of the Corporation’s Common Stock for the ten (10) trading days immediately prior to the Split Effective Time, or if no such sale takes place on such days, the average of the closing bid and ask prices for such days, as reported on the OTC Bulletin Board, by (ii) the number of shares of the Corporation’s Common Stock held by a holder that otherwise would have been exchanged for a fractional share interest, as determined by the Corporation’s Board of Directors. Each holder of record of a certificate which immediately prior to the Split Effective Time represents outstanding shares of Common Stock (an ``Old Certificate”) shall be entitled to receive upon surrender of such Old Certificate to the Corporation’s transfer agent for cancellation, a certificate (a “New Certificate”) representing the number of whole shares of Common Stock into and for which the shares formerly represented by such Old Certificate so surrendered are combined and converted. From and after the Split Effective Time, Old Certificates shall represent only the right to receive New Certificates as aforesaid and, to the extent the Corporation so elects, cash pursuant to the provisions hereof.”

3.	This Certificate of Amendment shall be effective at 5:00 p.m. on the 11th day of March 2011.

IN WITNESS WHEREOF, Nephros, Inc. has caused this Certificate of Amendment to be executed by the undersigned officer, on this the 11th day of March 2011.

NEPHROS, INC. /s/ Gerald J. Kochanski Gerald J. Kochanski, Chief Financial Officer